

June 25, 2007

Via Facsimile (214) 200-0467 and U.S. Mail

William R. Hays III
HaynesBoone
901 Main Street, Suite 3100
Dallas, TX 75202

Re: CLST Holdings, Inc.
PRE 14A filed on June 11, 2007
DEFA14A filed May 18, 2007
SEC File No. 0-22972

Dear Mr. Hays:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your proxy statement. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PRE 14A filed June 11, 2007 – General

1.   Please update the proxy statement disclosure generally to eliminate all blanks and to reflect new information about the beneficial ownership of CLST's shares. We refer, for example, to the amended Schedule 13D filed by Mr. Marcelo Clauro on June 19, 2007.

2.   Please describe any contacts or interactions between Messrs. Timothy Durham, Robert A. Kaiser and Manoj Rajegowda and their affiliates relating to or leading up to the current solicitation in opposition. For example, have these individuals or their affiliates contacted CLST to agitate for specific actions? If so, describe (providing dates and sufficient background information).

3.   See our last comment above. Generally revise the proxy statement to explain how a current board member, Robert A. Kaiser, came to be nominated by the insurgent group. Your expanded disclosure should describe the reasons (to the extent known to CLST) for Mr. Kaiser's resignation as President and Chief Executive Officer in March 30, 2007 "in connection with the completion of the sale of substantially all of the Company's assets."

4.   We note that in addition to Mr. Kaiser, several other officers of CLST resigned in connection with the asset sale. To the extent that their resignations were for the same reason as Mr. Kaiser's, please describe.

5.   Refer to the letter to certain stockholders of the company from Chairman of the Board Dale V. Kesler dated May 18, 2007. The proxy statement should be updated to describe the meetings with certain stockholders to whom that letter is addressed. In addition, describe any developments or contacts that followed from the May 18, 2007 letter. For example, we note the reference to a follow-up letter in the Form 8-K filed on May 23, 2007.

6.   Summarize the position of Grant Thornton with respect to the election of a new Board, as referenced in the May 18, 2007 letter to stockholders and in subsequent Form 8-K filings. In the revised proxy statement disclosure, clarify what is meant by a new board of directors for these purposes. For example, you have already reduced the size of the board from five to three persons, and are seeking to eliminate two current directors. Does this change itself trigger concerns? Would the election of one of the opposing nominees have such an effect?

Election of Directors, page 3

7.   Explain why the Company has not conducted an annual meeting since November 2004.

8.   Qualify the statement at the top of page 4 that Robert A. Kaiser is not standing for re-election. As you know, Mr. Kaiser has been nominated for re-election in the proxy statement filed by Mr. Timothy Durham on June 21, 2007.

9.   Explain why Dr. Da Hsuan Feng is not standing for re-election. That is, is this Mr. Feng's choice? If so, state the reasons he gave for declining to stand. If this is CLST's choice, explain the reasons for it.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from CLST Holdings acknowledging that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions